SECURITI[illegible] [illegible]SION

05039726

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starboard Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Logan Square, Suite 2650
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dotzman (215) 656-4140
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, STE 250, 512 Township Line Rd., Blue Bell PA 19422
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 [illegible] 2005 WASHINGTON, D.C.

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Dotzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starboard Capital Markets LLC, as of 2-24-05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Managing Principal
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MONICA A. LUKE, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires August 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Starboard Capital Markets, LLC

Financial Report
December 31, 2004

Starboard Capital Markets, LLC

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) as of December 31, 2004 and 2003 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starboard Capital Markets, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2005

Starboard Capital Markets, LLC

Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 250,868	$ 369,938
Deposits with clearing agent	100,133	100,015
Receivable from clearing agent	100,478	165,347
Investment securities owned:		
Marketable security	-	25,148
Not readily marketable, at estimated fair value	174,300	141,782
Miscellaneous receivables	11,111	120,646
Prepaid expenses and other assets	114,477	122,071
Cash surrender value of life insurance	225,237	300,332
Total current assets	976,604	1,345,279
Furniture, Equipment, and Leasehold Improvements	90,574	120,485
	$ 1,067,178	$ 1,465,764
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 353,775	$ 389,359
Accrued commissions	141,727	93,823
Total liabilities	495,502	483,182
Commitments and Contingency (Note 6)		
Members' Equity	571,676	996,532
	$ 1,067,178	$ 1,479,714

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commission income	$ 3,415,203	$ 4,092,433
Other income	85,683	34,377
Placement fee income	795,273	15,000
Gross profit	4,296,159	4,141,810
Expenses		
Compensation and benefits:		
Registered representatives	2,330,530	2,037,478
Officers and stockholders	750,856	920,450
Clerical and administrative employees	177,803	174,320
Clearance fees	163,869	191,468
Bad Debt Expense	147,234	-
Occupancy and equipment leasing	386,154	336,571
Communications	50,850	54,250
Dues and subscriptions	170,092	91,666
Travel and entertainment	136,032	138,827
Insurance	27,552	8,518
Professional fees	116,838	79,806
Depreciation and amortization	40,646	36,225
Taxes, other	39,178	17,509
Interest	18,293	28,120
Other	41,653	4,553
	4,597,580	4,119,761
Net income (loss)	$ (301,421)	$ 22,049

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Changes in Members' Equity
Years Ended December 31, 2004 and 2003

Balance, December 31, 2002	$	974,483
Net income		22,049
Members' distributions		(13,950)
Balance, December 31, 2003		982,582
Net loss		(301,421)
Repurchase of members' interest		(99,135)
Members' distributions		(10,350)
Balance, December 31, 2004	$	571,676

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

		2004		2003
Operating Activities				
Net income (loss)	$	(301,421)	$	22,049
Adjustments to reconcile net income to				
net cash provided by (used in) operating activities:				
Depreciation and amortization expense		40,646		36,225
Increase in cash value of life insurance		(2,367)		(22,253)
(Increase) decrease in:				
Receivable from clearing broker		64,869		104,856
Advances to stockholders				
Miscellaneous receivables		109,535		(62,313)
Investment securities		(7,370)		54,509
Deposits with clearing agent		(118)		32
Prepaid expenses and other assets		7,595		(34,161)
Increase (decrease) in:				
Accounts payable and accrued expenses		(35,584)		56,803
Accrued commissions		47,904		(24,366)
Net cash provided by (used in) operating activities		(76,311)		131,381
Investing Activities				
Purchases of equipment		(10,736)		(58,746)
Premiums paid on cash value of life insurance		(76,038)		(76,050)
Net cash used in investing activities		(86,774)		(134,796)
Financing Activities				
Members' distributions		(10,350)		(49,445)
Proceeds from cash value of life insurance		153,500		-
Repurchase of Members' Interest		(99,135)		-
Net cash provided by (used in) financing activities		44,015		(49,445)
Decrease in cash and cash equivalents		(119,070)		(52,860)
Cash and cash equivalents, beginning		369,938		422,798
Cash and cash equivalents, ending	$	250,868	$	369,938
Supplemental Cash Flows Disclosures:				
Cash paid during the year for:				
Interest	$	18,293	$	28,120

See Notes to Financial Statements.

Note 1. Description of Business

Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc. incorporated on July 15, 1994 in the Commonwealth of Pennsylvania) (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

Effective July 19, 2002, the Company was reorganized as a limited liability corporation ("LLC") from an "S" corporation ("Inc."). The LLC consists of five shareholders. The initial ownership in the new entity was in the same proportion as it was in the "S" corporation. There were no substantive accounting or financial reporting effects as a result of this reorganization. During 2004, two of the shareholders interests were purchased by the Company.

The Company's revenue is derived primarily from principal transactions in the fixed income securities markets and placement fee income. Its business is primarily conducted in the Mid-Atlantic region.

Note 2. Accounting Policies

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the related lease.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments purchased with original maturities of three months or less. Cash equivalents at December 31, 2004 and 2003, respectively, include approximately $148,000 and $204,000 of investments in money market funds.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Net realized and unrealized trading gains and related expenses are recorded on a trade-date basis as securities transactions occur.

Receivable From and Payable to Clearing Broker: The Company clears its proprietary transactions through another broker-dealer on a fully-disclosed basis. Amounts due from or payable to the clearing broker are incurred in the normal course of business and are unsecured.

Note 3. Transactions with Clearing Agent

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an interest bearing account with the clearing agent.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements of the Company as of December 31, 2004 and 2003 are as follows:

	2004	2003
Furniture and fixtures	$ 102,541	$ 111,812
Equipment	140,199	132,273
Leasehold improvements	37,653	36,112
	280,393	280,197
Accumulated depreciation	189,819	159,712
	$ 90,574	$ 120,485

Note 5. Income Taxes

The Stockholders of the Company, before the conversion to an LLC, had elected to be taxed as an "S" Corporation for both Federal and State income tax purpose and accordingly, were taxed on their prorata share of the Company's taxable income. After the conversion to an LLC on July 19, 2002, the taxable income or loss of the Company is included in the income tax returns of the respective members. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to other state and local taxes which were paid during the year.

Note 6. Commitments and Contingency

The Company leases office space and certain equipment under non-cancelable operating leases expiring through November 2005. Future minimum rental commitments are as follows:

Years Ending December 31,		
2005	$	360,319
2006		155,250
Total future minimum lease payments	$	515,569

Total rent expense for the years ended December 31, 2004 and 2003 was approximately $386,000 and 337,000, respectively.

The Company was in litigation with two former employees. The court had granted an award to these employees, which amount was accrued and expensed in the 2002 financial statements. The company appealed the award and they were successful in overturning the award in 2003. As a result, the accrual of approximately $54,000 was reversed and taken into income in 2003.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At both December 31, 2004 and 2003, the Company's minimal net capital requirement was $100,000. At December 31, 2004 and 2003 the Company had net capital of $178,825 and $522,595, respectively. The Company had excess net capital of $78,825 and $422,595 at December 31, 2004 and 2004, respectively. The Company's net capital ratio of aggregate indebtedness to net capital was 2.21 to 1.00 and 0.45 to 1.00.

Pursuant to the Company's agreement with its clearing broker, the Company must maintain net capital of at least $100,000 in excess of the minimum net capital required by Rule15c3-1 and an aggregate indebtedness ratio of less than 10 to 1.

The Company is also subject to the financial requirements of the NFA as they pertain to an introducing broker, which requires that the Company maintain a minimum net capital of $30,000.

Note 8. Investments Securities Owed

Following is a summary of the Company's marketable and nonmarketable securities:

	2004	2003
Marketable security, af fair value	$ -	$ 25,148
Nonmarketable securities:		
Limited partnership	-	8,482
Warrants, at estimated fair value	3,300	3,300
Equity method investee	171,000	130,000
	$ 174,300	$ 141,782

Warrants represent 300 warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. at a cost of $3,300.

Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares Subject to Exercise	Exerciseable on or After	Expiration	Exercise Price
300	28-Jun-04	27-Jun-05	$ 15
300	28-Jun-05	27-Jun-06	$ 16

Note 9. Related Party Transactions

During 2004 and 2003, the Company made net advances of $70,129 and $77,105, respectively, to a related entity. The amounts advanced are non-interest bearing and due on demand. During 2004, the Company charged off receivables of $147,234 from its related entity. The balance at December 31, 2003 is included in miscellaneous receivables.

Note 10. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 10. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

The Company maintains its cash in bank deposits accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents at December 31, 2004 and 2003 includes approximately $148,000 and $204,000, respectively, in investments in money market funds not covered by FDIC.

Note 11. Retirement Plan

The Company has a Retirement Plan that covers substantially all eligible employees as defined. The Plan allows eligible employees to defer a portion of their income on a pretax basis through plan contributions. Employer contributions to the Plan are discretionary. The Plan provides for full vesting of employer contributions after four years of service. There were no employer contributions to the Plan for the years ended December 31, 2004 and 2003.

Note 12. Major Customers

Revenues from customers who each individually accounted for in excess of 10% of total revenues aggregated 33% of the total revenues for the year ended December 31, 2003. There were no major customers during 2004.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the years ended December 31, 2004 and 2003 taken as a whole. The accompanying supplementary information on page 12 as of December 31, 2004 and 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2005

Starboard Capital Markets, LLC

Computation of Net Captial Under Rule 15c3-1
Years Ended December 31, 2004 and 2003

		2004		2003
Total members' equity from statement of financial condition	$	571,676	$	996,532
Additions:				
Discretionary bonuses		-		84,000
Deductions:				
Nonallowable assets				
Investment securities owned, not readily marketable		174,300		141,782
Prepaid expenses, miscellaneous receivables and other assets		114,977		243,217
Furniture, equipment and leasehold improvements, net		90,574		120,485
Total nonallowable assets		379,851		505,484
Excess of insurance bond deductible		13,000		38,000
Total deductions		392,851		543,484
Net capital before haircuts on securities positions		178,825		537,048
Haircut on marketable security		-		503
Net capital	$	178,825	$	536,545
Aggregate indebtedness				
Accounts payable and accrued expenses	$	253,297	$	140,012
Accrued commissions		141,727		93,823
Total aggregate indebtedness	$	395,024	$	233,835
Computation of basic net capital requirement				
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000	$	100,000
Excess net capital	$	78,825	$	436,545
Ratio of aggregate indebtedness to net capital		2.21 to 1		.45 to 1

Note: There was one audit adjustment that affected Member's Equity by $100,000 at December 31, 2004, but this entry was offset by a reduction in nonallowable assets in the same amount. Therefore there was no change to net capital at December 31, 2004. There were no other material differences between the computation above and the computation included in the Company's December 31, 2004 and 2003 corresponding unaudited Form X-17-a-5, Part IIA filing, as amended. Accordingly, no reconciliation is deemed necessary for 2004 and 2003

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplementary information of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) (the "Company"), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations and the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC are not applicable to the Company since it is not a Futures Commission Merchant.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2005